SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

_________

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of May 2005

Commission File Number 1-31927

_________

NORTHERN ORION RESOURCES INC.

(Translation of registrant’s name into English)

Suite 250 - 1075 West Georgia Street

Vancouver, British Columbia, Canada V6E 3C9

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F             Form 40-F     X

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes            No     X

Suite 250, 1075 West Georgia Street

Vancouver, BC, Canada  V6E 3C9

www.northernorion.com

NEWS RELEASE

May 16, 2005

NNO – TSX

NTO – Amex

NORTHERN ORION REPORTS FIRST QUARTER RESULTS

Northern Orion recorded net earnings of $8,938,000 or $0.07 per share for the three months ended March 31, 2005 (“Q1 2005”) compared to net earnings of $9,134,000 or $0.09 per share for the same period in 2004 (“Q1 2004”).  Highlights for the quarter include (all figures are stated in U.S. dollars):

•

The Company’s share of operating cash flow before interest, depletion, depreciation, amortization and tax (“EBITDA”) at Alumbrera was $13,825,000 ($0.11 per share) for the quarter, compared to $17,674,000 ($0.17 per share) for the first quarter of 2004.

•

Equity in earnings from Alumbrera was $8,256,000 ($0.06 per share) in Q1 2005, compared to $10,057,000 ($0.09 per share) for Q1 2004.

•

Average realized copper price was $1.62 per pound and average realized gold price was $417 per ounce in Q1 2005.  The Company’s share of Alumbrera sales during the quarter was 10,000,300 pounds of copper and 16,741 ounces of gold.  For the comparative period in 2004, the average realized prices for copper and gold were $1.33 per pound and $417 per ounce respectively, and the Company’s share of Alumbrera sales was 13,429,100 pounds of copper and 21,300 ounces of gold.

•

Cash costs (net of gold by-products) were negative $0.04 per pound of copper in Q1 2005, compared to negative $0.11 per pound in Q1 2004.

•

The Company received cash distributions from Alumbrera of $9,059,000 during the quarter.

•

At March 31, 2005, the Company had a cash position (including temporary investments) of $143,127,000.

•

In February 2005, the Company raised gross proceeds of Cdn.$125,012,500 (U.S.$101,637,000) from a short-form prospectus offering of units.  The proceeds of this financing are intended to be for development of the Agua Rica project.

“We are extremely pleased with our results from the first quarter and continue to focus our activities on the rapid development of Agua Rica into one of the world’s lowest cost producers of copper, net of gold and moly” said David Cohen, President and CEO of Northern Orion.  “Our recent equity issue of approximately $101.6 million is a major springboard in the financing of the Agua Rica project, which together with our Alumbrera income, provides the final required equity for its development.  Financing discussions with bankers and smelter groups are progressing well, and we expect to announce the hiring of an experienced Agua Rica project development executive and the scoping study on Agua Rica within the next three weeks.”

Teleconference call details

Northern Orion will host a telephone conference call on Monday, May 16 at 10:00 a.m. Pacific Time (1:00 p.m. Eastern) to discuss these results.  The conference call may be accessed by dialing 1-877-295-2825 in Canada and the United States, or 1-416-405-8532 internationally.

The conference call will be archived for later playback until May 23, 2005 and can be accessed by dialing 1-800-408-3053 or 1-416-695-5800 and entering the pass code 3152275#.

Results of Operations for the quarter ended March 31, 2005

The Company recorded net earnings of $8,938,000 or $0.07 per share for the three months ended March 31, 2005 compared with net earnings of $9,134,000 in the same period in 2004.  The following table sets forth selected consolidated financial information for the first quarter of 2005 and 2004 (in thousands of U.S. dollars, except per share amounts):

Consolidated statements of operations	First quarter
	2005	2004

Equity earnings of Minera Alumbrera Ltd.	$ 8,256	$ 10,057
Expenses
Financing costs	(284)	(60)
Foreign exchange gain	1,695	315
Office and administration	(507)	(410)
Professional and consulting	(455)	(442)
Property investigation and maintenance	(46)	--
Stock-based compensation	--	(132)
Interest and other income	495	33
Interest expense	(216)	(227)
Net earnings for the period	8,938	9,134

Earnings per share - basic	0.07	0.09
Earnings per share - fully diluted	0.06	0.07

Weighted average shares outstanding ('000s)
Basic	129,244	106,841
Fully diluted	151,669	131,855

Alumbrera operations

The following is a summary of Northern Orion’s 12.5 % proportional share of Alumbrera's operations for the first quarter of 2005 and 2004:

	First quarter
	2005	2004
Key financial statistics
(amounts stated in thousands of U.S. dollars)
(per share amounts stated in U.S. dollars)

EBITDA (1)	13,825	17,674
Equity in earnings of Minera Alumbrera Ltd.	8,256	10,057

EBITDA, per share	0.11	0.17
Equity in earnings, per share (1)	0.06	0.09

Sales - Copper (pounds)	10,000,300	13,429,100
Gold (ounces)	16,741	21,300

Average realized price
Copper ($ per pound)	1.62	1.33
Gold ($ per ounce)	417	417

Copper cash costs per pound,	(0.04)	(0.11)
net of gold credits (1)

Key production statistics

Ore mined (tonnes)	1,078,000	946,000

Ore milled (tonnes)	1,143,000	1,057,000

Grades - Copper (%)	0.49	0.58
Gold (grams/tonne)	0.56	0.80

Recoveries - Copper (%)	89	91
Gold (%)	77	77

Production - Copper (pounds)	10,924,000	12,171,000
Gold (ounces)	16,233	20,900

(1) These are non-GAAP measures as described below.

Alumbrera production in the first quarter of 2005 was in line with the budgeted mine plan.  Tonnes of ore mined and milled at Alumbrera during the quarter were 8% and 14% higher, respectively, than the same period in 2004.   However, production and sales of copper and gold at Alumbrera decreased compared to Q1 2004 due to mining lower grade zones in Q1 2005.  Sales were also lower because of the accumulation of Alumbrera’s concentrate inventory towards the end of Q1 2005.

The average realized price of copper in Q1 2005 was $1.62, which is slightly higher than the quarterly average spot price of $1.49 as a result of price adjustments to fourth quarter 2004 product sales, which adjustments were reflected in Q1 2005.  Cash costs of copper net of gold credits were negative $0.04 per pound for the quarter.

The Company anticipates copper and gold prices to remain strong through 2005 and beyond.  The Company expects that Alumbrera will have to pay Argentine taxes commencing in mid 2005.  At March 31, 2005, Alumbrera had approximately $138 million in cash (Northern Orion’s share - $17 million), part of which is reserved for the payment of taxes.

Alumbrera non-GAAP measures

The Company believes that conventional measures of performance prepared in accordance with Canadian GAAP do not fully illustrate the ability of Alumbrera to generate cash flow.  In this MD&A, the Company has reported its share of earnings before interest, depletion, depreciation, amortization and tax (“EBITDA”) at Alumbrera.  This is a non-GAAP measure which the Company believes is used by certain investors to determine the Company’s ability to generate cash flows for investing and other activities.  The Company also reports cash costs per pound of copper (net of gold credits), another non-GAAP measure which is a common performance measure used in the base metals industry.  These non-GAAP measures do not have any standardized meaning prescribed under Canadian GAAP, and therefore they may not be comparable to similar measures employed by other companies.

The following table provides a reconciliation of EBITDA and cash costs per pound (net of gold credits) to the financial statements:

(Stated in thousands, except ounce, pound,
per ounce and per pound amounts)	First quarter
	2005	2004

Revenues from mining activities	$ 20,410	$ 25,052
Direct operating costs	(6,107)	(6,866)
Royalties	(478)	(512)
Cash cost of sales	(6,585)	(7,378)
EBITDA	$ 13,825	$ 17,674

Gold sales in ounces	16,741	21,300
Average realized price per ounce	$ 417	$ 417
Total gold revenues	$ 6,980	$ 8,882
Cash cost of sales	6,585	7,378
Net costs after gold credits	(395)	(1,504)
Copper sales in pounds	10,000,300	13,429,100
Cash cost per pound of copper	$ (0.04)	$ (0.11)

Agua Rica

The Company is developing an independent mine and processing facility at Agua Rica, with production planned for 2009.  In late 2004, the Company commissioned Hatch Engineering Ltd. to prepare further engineering suitable for financing.  This engineering is expected to be completed at the end of 2005.  Part of this effort includes a re-estimation of the Agua Rica resources using the full 176 Hole database previously developed by BHP.  The results of the re-estimation, completed on March 24, 2005 and available on SEDAR at www.sedar.com, showed a significantly expanded inferred resource which could be accessed after the planned mine life.   The Company has also mandated a financial advisor to arrange project debt financing that will be used to develop the project.

In the first quarter of 2005, the Company spent $546,000 on advancing the engineering study.  A preliminary scoping study is expected to be completed by early June 2005.  The Company is currently in discussions with banks and smelter groups.

Corporate

With the exception of financing costs, foreign exchange, stock-based compensation, and interest income, amounts incurred by the Company for all other corporate expenses during the first quarter of 2005 were comparable to the same period in 2004.

Financing costs of $284,000 were recorded in Q1 2005 compared to $60,000 in Q1 2004.  These costs represent the amortization of the bank commitment fees and finance charges associated with the HVB $24.5 million term loan facility acquired in March 2004.

The Company recorded a foreign exchange gain of $1,695,000 in Q1 2005.  Most of this was due to the holding of Canadian dollar funds received from the short form prospectus offering of the Company’s shares on February 17, 2005, combined with the appreciation of the Canadian dollar in relation to the U.S. dollar during the period from February 17 to March 31, 2005.

Interest income increased from $33,000 in Q1 2004 to $495,000 in Q1 2005 due to the increased cash balances of the Company.  The Company did not record any stock-based compensation in Q1 2005 as there were no stock options granted during the quarter.

Liquidity and Capital Resources

At March 31, 2005, the Company had working capital of $128,392,000 (December 31, 2004 - $21,168,000) and cash, cash equivalents and temporary investments of $143,127,000 (December 31, 2004 - $45,689,000).  During the quarter ended March 31, 2005, the increase in the cash balances was provided mostly by proceeds from a short form prospectus offering of the Company’s shares as described below, and by cash distributions of $9,059,000 from the Company’s 12.5%-owned Alumbrera mine.

On February 17, 2005, the Company completed a short form prospectus offering for the sale of 34,250,000 units of the Company at a price of Cdn.$3.65 per unit for gross proceeds of Cdn.$125,012,500 (U.S.$101,637,000).  Each unit consists of one common share and one-half of one common share purchase warrant.  Each whole warrant entitles the holder to subscribe for one additional common share at a price of Cdn.$6.00 and will expire on February 17, 2010.  These warrants trade on the Toronto Stock Exchange.

Outlook

For the remainder of 2005, the mine plan at Alumbrera calls for the mining of higher grade zones as compared to the first quarter of 2005.  The following graphs show the estimated grades and recoveries for copper and gold for 2005:

Based on current commodity prices, market conditions and planned production levels at Alumbrera, the Company expects to receive significant cash flows from Alumbrera for at least the next eight years, which, along with the recently completed short-form prospectus offering of Cdn.$125,012,500 (U.S.$101,637,000), will provide all or a large part of the equity contribution necessary for the Company to bring Agua Rica into production.  However, if volatile global and market conditions result in a significant decline in commodity prices, then the cash flows from Alumbrera may become insufficient to advance any of the Company’s projects, including Agua Rica, to the production stage, and to fund other acquisition projects.  If so, over the long-term, the Company may still need to obtain additional funding for, or third party participation in Agua Rica in order to bring it into production.   If required, the Company may obtain additional financing through external financing, either through the public or private sales of equity or debt securities of the Company, or through the offering of joint venture or other third party participation in Agua Rica.  Insofar as factors beyond the Company’s control may adversely affect its access to funding or its ability to conclude financing arrangements, there can be no assurance that any additional funding will be available to the Company or, if available, that it will be on acceptable terms.  If adequate funds are not available, the Company may be required to delay or reduce the scope of its activities to bring Agua Rica into full production.

The Company will continue to build upon its progress to date with a strategy to advance Agua Rica so as to achieve maximum monetary returns in the shortest time frame.  In addition, the Company will continue to review and evaluate accretive acquisitions that could provide the Company with additional cash flow in the short to medium term.

"David Cohen"

David Cohen, President and CEO

For further information, please contact: Investor Relations, 1-866-608-9970

Email: info@northernorion.com

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NORTHERN ORION RESOURCES INC.

(Registrant)

Date:

May 16, 2005

By:

/s/David W. Cohen

David W. Cohen
President and Chief Executive Officer